Morgan Stanley & Co. International plc	Credit Suisse Securities (USA) LLC	China Renaissance Securities (Hong Kong) Limited

25 Cabot Square, Canary Wharf London E14 4QA United Kingdom	Eleven Madison Avenue New York, New York 10010-3629 U.S.A.	Unit 901, Agricultural Bank of China Tower 50 Connaught Road Central, Central Hong Kong

VIA EDGAR AND FACSIMILE

May 6, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:

Mr. Justin Dobbie

Mr. J. Nolan McWilliams

Mr. Doug Jones

Mr. Stephen Kim

Re:	Tuniu Corporation (the “Company”)
Registration Statement on Form F-1 (Registration No. 333-195075)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 5:00 p.m., Eastern Daylight Time on May 8, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 28, 2014, through the date hereof:

Preliminary Prospectus dated April 28, 2014:

2,653 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

As representatives of the several Underwriters

Morgan Stanley & Co. International plc

By:	/s/ Alain Lam
Name: Alain Lam
Title: Managing Director

Credit Suisse Securities (USA) LLC

By:	/s/ Anthony Kontoleon
Name: Anthony Kontoleon
Title: Managing Director

China Renaissance Securities (Hong Kong) Limited

By:	/s/ Lam Ka Cheong Jason
Name: Lam Ka Cheong Jason
Title: Managing Director

SIGNATURE PAGE TO UNDERWRITERS’ ACCELERATION REQUEST